Case 1:21-cv-00327-JPO-RWL    Document 60    Filed 02/18/22    Page 1 of 1

UNITED STATES DISTRICT COURT
SOUTHERN DISTRICT OF NEW YORK
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SABA CAPITAL CEF OPPORTUNITIES 1, LTD., et al.,

Plaintiffs,	21 CIVIL 327 (JPO)

-against-	JUDGMENT

NUVEEN FLOATING RATE INCOME FUND, et al.,

Defendants.
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It is hereby ORDERED, ADJUDGED AND DECREED: That for the reasons stated in the Court’s Opinion and Order dated February 17, 2022, the Trusts’ motion to dismiss is DENIED and Saba’s motion for summary judgment is GRANTED. Saba is granted judgment on its claim for rescission of the control share amendment and on its declaratory judgment claim; and it is hereby declared that the control share amendment violates Section 18(i) of the Investment Company Act of 1940; accordingly, the case is closed.

Dated:	New York, New York
February 18, 2022

RUBY J. KRAJICK
Clerk of Court
BY:
Deputy Clerk